

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2023

Mitchell Steiner, M.D.
Chief Executive Officer
Veru Inc.
2916 N. Miami Avenue
Suite 1000
Miami, Florida 33127

>   **Re: Veru Inc.**
>   **Registration Statement on Form S-3**
>   **Filed May 12, 2023**
>   **File No. 333-271891**

Dear Mitchell Steiner:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Dillon Hagius at 202-551-7967 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Benjamin G. Lombard